The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

April 28, 2020

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on March 4, 2020 regarding the Company’s Post-Effective Amendment (“PEA”) No. 260 to its Registration Statement on Form N-1A. PEA No. 260 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on February 14, 2020. The sole purpose of PEA No. 260 was to register the SGI U.S. Large Cap Equity VI Portfolio (the “Portfolio”) as a new series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response.

1.       Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Consider deleting the “Distribution and/or Service (12b-1) Fees” line item from the Expenses and Fees table as the line item is not applicable.

Response: The Company will retain the line item as it provides information to shareholders and prospective shareholders about the fees and expenses associated with the Portfolio.

2.       Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Please confirm whether the Portfolio expects to incur “Acquired Fund Fees and Expenses” (“AFFE”) in an amount equal to or in excess of 0.01% of the Portfolio’s average net assets during its initial year of investment operations, and if so then please revise the Expenses and Fees table accordingly.

Response: The Company supplementally confirms that the Portfolio does not expect to incur AFFE in an amount equal to or in excess of 0.01% of its average net assets during its initial year of investment operations, and as such no further disclosure is required.

3.       Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Please confirm whether the Portfolio expects to incur “Short Sales Expenses” and if so then please revise the Expenses and Fees table accordingly.

Response: The Company supplementally confirms that the Portfolio does not expect to engage in short sales during its initial year of investment operations, and as such no further disclosure is required.

4.       Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: Please revise this section to include a description of how the Portfolio will use ESG criteria to purchase and sell portfolio holdings.

Response: The Company will make the requested change.

5.       Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: Please confirm that the Portfolio will comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), even if there is a change in the Portfolio’s 80% investment policy.

Response: The Company supplementally confirms that the Portfolio will comply with Rule 35d-1 under the 1940 Act at all times.

6.       Prospectus – Summary Section – Summary of Principal Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Portfolio and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

7.       Prospectus – Summary Section – Principal Risks – Environmental, Social, and Governance Investing Risk

Staff Comment: Please move the second sentence of the risk factor to the “Principal Investment Strategies” section.

Response: The Company will make the requested change.

8.       Prospectus – Summary Section – Principal Risks – Mid-Cap Companies Risk

Staff Comment: Please delete this risk factor, as the Portfolio’s principal investment strategy is to invest in large capitalization companies.

Response: The Company will make the requested change.

9.       Prospectus – Additional Information about the Portfolio’s Investments and Risks – Disclosure of Portfolio Holdings

Staff Comment: If a description of the Portfolio’s policies with respect to the disclosure of its portfolio securities is available on the Portfolio’s website, then please include the Portfolio’s website.

Response: The Company confirms that a description of the Portfolio’s policies with respect to the disclosure of its portfolio securities is not available on the Portfolio’s website, and therefore no website is provided.

10.       Prospectus – Appendix A – Prior Performance of Similarly Advised Account

Staff Comment: Please confirm that the Portfolio has the books and records necessary to support the performance calculations, consistent with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Company’s adviser has confirmed to the Company that it retains the necessary books and records per Rule 204-2(a)(16) under the Advisers Act.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

David Harden, Summit Global Investments, LLC

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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